NATIONAL INSTITUTES OF HEALTH
NCCAM National Center for Complementary and Alternative Medicine

The Use of Complementary and Alternative Medicine in the United States

In December 2008, the National Center for Complementary and Alternative Medicine (NCCAM) and the National Center for Health Statistics (part of the Centers for Disease Control and Prevention) released new findings on Americans' use of complementary and alternative medicine (CAM). The findings are from the 2007 National Health Interview Survey (NHIS), an annual in-person survey of Americans regarding their health- and illness-related experiences. The CAM section gathered information on 23,393 adults aged 18 years or older and 9,417 children aged 17 years and under. A similar CAM section was included in the 2002 NHIS, providing the opportunity to examine trends in CAM use, too.[1]

CAM Use by U.S. Adults and Children


36.0%
38.3%
11.8%
Adults (2002)
Adults (2007)
Children (2007)

Source: Barnes PM, Bloom B, Nahin R. CDC National Health Statistics Report #12. Complementary and Alternative Medicine Use Among Adults and Children: United States, 2007. December 2008.

Figure 1: CAM Use by U.S. Adults and Children

About CAM

CAM is a group of diverse medical and health care systems, practices, and products that are not generally considered part of . Complementary medicine is used together with conventional medicine, and alternative medicine is used in place of conventional medicine. Integrative medicine combines conventional and CAM treatments for which there is evidence of safety and effectiveness. While scientific evidence exists regarding some CAM therapies, for most there are key questions that are yet to be answered through well-designed scientific studies—questions such as whether these therapies are safe and whether they work for the purposes for which they are used. NCCAM's mission is to explore CAM practices using rigorous scientific methods and build an evidence base for the safety and effectiveness of these practices.

How Many People Use CAM

In the United States, approximately 38 percent of adults (about 4 in 10) and approximately 12 percent of children (about 1 in 9) are using some form of CAM, shown in figure 1.



Figure 2: CAM Use by Age (2007)



Figure 3: CAM Use by Race/Ethnicity Among Adults (2007)



Figure 4: 10 Most Common CAM Therapies Among Adults (2007)



Figure 5: 10 Most Common Natural Products Among Adults (2002, 2007)



Figure 6: Diseases/Conditions for Which CAM is Most Frequently Used Among Adults (2002, 2007



Figure 7: 10 Most Common Therapies Among Children (2007)



Figure 8: Most Common Natural Products Among Children (2007)



Figure 9: Diseases/Conditions for Which CAM is Most Frequently Used Among Children (2007)

Who Uses CAM Most

People of all backgrounds use CAM. However, CAM use among adults is greater among women and those with higher levels of education and higher incomes. Figure 2 shows the percentage of people using CAM by age. Figure 3 shows CAM use by race/ethnicity.

CAM Therapies Used the Most

Nonvitamin, nonmineral natural products are the most commonly used CAM therapy among adults. Use has increased for several therapies, including deep breathing exercises, , therapy, and yoga. Figure 4 shows the percentage of people using the most common CAM therapies and therapies with significant increases between 2002 and 2007.

CAM Therapies Included in the 2007 NHIS

- Acupuncture*
- Ayurveda*
- Biofeedback*
- Chelation therapy*
- Chiropractic or osteopathic manipulation*
- Deep breathing exercises
- Diet-based therapies
  - Atkins diet
  - Macrobiotic diet
  - Ornish diet
  - Pritikin diet
  - South Beach diet
  - Vegetarian diet
  - Zone diet
- Energy healing therapy/Reiki*
- Movement therapies
  - Alexander technique
  - Feldenkreis
  - Pilates
  - Trager psychophysical integration
- Natural products (nonvitamin and nonmineral, such as herbs and other products from plants, enzymes, etc.)
- Naturopathy*
- Progressive relaxation
- Qi gong
- Tai chi
- Traditional healers*
  - Botanica
  - Curandero
  - Espiritista

- Guided imagery
- Homeopathic treatment
- Hypnosis*
- Massage*
- Meditation
- Hierbero or Yerbera
- Native American healer/Medicine man
- Shaman
- Sobador
- Yoga

An asterisk (*) indicates a practitioner-based therapy. For definitions of any of these therapies, see the full report (PDF) or contact the NCCAM Clearinghouse.

Use of Natural Products

The most popular natural products are fish oil/omega 3, , echinacea, and flaxseed. Figure 5 ranks the top 10 natural products used among adults in 2007 and 2002 (note that the 2007 survey asked about use in the last 30 days, whereas the 2002 survey asked about use in the last year).

Health Conditions Prompting CAM Use

People use CAM for an array of diseases and conditions. American adults are most likely to use CAM for musculoskeletal problems such as back, neck, or joint pain. The use of CAM therapies for head or chest colds showed a substantial decrease from 2002 to 2007. Figure 6 ranks the top 10 conditions prompting CAM use among adults for 2007 and 2002.

CAM Use Among Children

The 2007 NHIS asked selected adult respondents about CAM use by children in their households. Overall, approximately 12 percent of children use some form of CAM. Use is greater among:

- Children whose parents used CAM (23.9%)
- Adolescents aged 12-17 (16.4%), compared to younger children
- White children (12.8%), compared to Hispanic children (7.9%) and black children (5.9%)
- Children whose parents had higher education levels (more than high school: 14.7%)
- Children with six or more health conditions (23.8%)
- Children whose families delayed conventional care because of cost (16.9%)

Figures 7–9 show survey findings on CAM use by children, including top therapies, natural products, and diseases/conditions.

Additional Reports

NCCAM plans to collaborate with NCHS on further analyses of the survey findings. Among the areas of interest to the researchers are CAM costs and spending, dietary supplements, and reasons for CAM use. Future reports will be published by NCHS and posted on the NCCAM web site.

Footnote

1. Unless noted otherwise, the statistics are for CAM use during the 12 months prior to the 2007 survey. Comparisons from the 2002 NHIS are indicated.

About NCCAM

NCCAM's mission is to explore complementary and alternative healing practices in the context of rigorous science, train CAM researchers, and disseminate authoritative information to the public and professionals.

To Obtain the Report

The report's citation is Barnes PM, Bloom B, Nahin R. *CDC National Health Statistics Report #12*. Complementary and Alternative Medicine Use Among Adults and Children: United States, 2007. December 2008. It is available, along with a press release and graphics, at nccam.nih.gov/news/camstats/. People who do not have access to the Internet can contact the NCCAM Clearinghouse for a copy.

For More Information
NCCAM Clearinghouse

The NCCAM Clearinghouse provides information on CAM and NCCAM, including publications and searches of Federal databases of scientific and medical literature. The Clearinghouse does not provide medical advice, treatment recommendations, or referrals to practitioners.

Toll-free in the U.S.: 1-888-644-6226
TTY (for deaf and hard-of-hearing callers): 1-866-464-3615
Web site: nccam.nih.gov
E-mail: info@nccam.nih.gov

Updated December 2008

* Note: PDF files require a viewer such as the free Adobe Reader.

NCCAM
National Institutes of Health
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E-mail: info@nccam.nih.gov